Exhibit 4.8
DESCRIPTION OF SECURITIES
The following is a brief description of the common stock, par value $0.001 per share, of Triumph Group, Inc. (the “Company”) which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The following description of the common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended and our amended and restated by-laws. Copies of our amended and restated certificate of incorporation, the amendment of our amended and restated certificate of incorporation and our amended and restated by-laws have been filed with the Securities and Exchange Commission as Exhibits 3.1, 3.1.1 and 3.2, respectively, to our Form 10-K. All of our outstanding shares of common stock are fully paid and non-assessable. Our common stock is listed on the New York Stock Exchange under the symbol “TGI.”
Common Stock
Except as otherwise required by applicable law, all shares of the common stock are identical in all respects and entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions. The holders of the common stock have one vote for each share thereof.
As and when dividends are declared or paid thereon, whether in cash, property or securities of the Company, the holders of the common stock shall be entitled to participate in such dividends ratably on a per share basis, provided that if dividends are declared which are payable in shares of common capital stock, dividends shall be declared which are payable at the same rate on each class of common capital stock and the dividends payable to holders of common stock shall be payable in shares of that class of common capital stock. The right of the holders of the common stock to receive dividends is subject to the provisions of the preferred stock.
Subject to the provisions of the preferred stock, the holders of the common stock shall be entitled to participate ratably on a per share basis in all distributions to holders in any liquidation, dissolution or winding up of the Company.
Limitations on Rights of Holders of Common Stock - Preferred Stock
The rights of holders of common stock may be materially limited or qualified by the rights of holders of preferred stock that we may issue in the future. Set forth below is a description of the Company’s authority to issue preferred stock and the possible terms of that stock.
The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of our amended and restated certificate of incorporation, to provide for the issuance of the shares of preferred stock in series, and, by filing a statement pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof; provided however, that any shares of preferred stock may only be issued by the Company as consideration for the stock or assets of another corporation or in connection with a merger of the Company with or into another corporation or of another corporation with or into the Company.
The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

a)	the number of shares constituting that series and the distinctive designation of that series;

b)
the dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

c)	whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

d)
whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

e)
whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which may vary under different conditions and at different redemption dates;

f)	whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

g)
the rights of the shares of that series in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of that series; and

h)	any other relative rights, preferences and limitations of that series.

Dividends on outstanding shares of preferred stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the common stock with respect to the same dividend period.
     If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets for distribution to holders of shares of preferred stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of preferred stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.
Anti-Takeover Provisions
    Our amended and restated by-laws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest.
Our amended and restated by-laws provide that special meetings of the stockholders, for any purpose or purposes may be called by the Chairman or the President and shall be called by the Chairman or the President or Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing in compliance with the by-laws of stockholders of record owning at least 25% in amount of the entire capital stock of the Company issued and outstanding and entitled to vote.
Our amended and restated by-laws establish an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings or special meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meetings must be received by us not less than 90 nor more than 120 days prior the first anniversary of the preceding year’s annual meeting (in the case of an annual meeting) or prior to the date of the special meeting (in the case of a special meeting). The notice must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.